Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges

						Nine Months
	Fiscal Year Ended July 31,					Ended
	2010	2009	2008	2007	2006	30-Apr-11

Income from continuing operations before income taxes	8,825	2,370	4,102	573	4,501	5,124

Fixed charges	518	794	1,162	996	585	200

Earnings	9,343	3,164	5,264	1,569	5,086	5,324

Fixed charges	518	794	1,162	996	585	200

RATIO OF EARNINGS TO FIXED CHARGES	18.04	3.98	4.53	1.58	8.69	26.58